UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029 and No. 333-280041), to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The exhibits relate to the closing of the offering of Bitdeer Technologies Group’s 8.50% Convertible Senior Notes due 2029 (the “Convertible Notes”), priced on August 15, 2024. On August 20, 2024, Bitdeer Technologies Group issued US$172,500,000 aggregate principal amount of Convertible Notes (including US$22,500,000 aggregate principal amount of Convertible Notes pursuant to the exercise in full by the underwriters in that offering of their over-allotment option to purchase additional Convertible Notes).

EXHIBITS

Exhibit No.	Description

1.1	Underwriting Agreement, dated August 15, 2024, between Bitdeer Technologies Group and BTIG, LLC, relating to the Convertible Notes

4.1	Indenture, dated August 20, 2024, between Bitdeer Technologies Group and U.S. Bank Trust Company, National Association

4.2	First Supplemental Indenture, dated August 20, 2024, between Bitdeer Technologies Group and U.S. Bank Trust Company, National Association

5.1	Opinion of Ogier relating to the Class A ordinary shares and the Convertible Notes

5.2	Opinion of Cooley LLP relating to the Convertible Notes

23.1	Consent of Ogier (included in Exhibit 5.1)

23.2	Consent of Cooley LLP (included in Exhibit 5.2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chairman of the Board and Chief Executive Officer

Date: August 20, 2024